UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

TECNOGLASS INC.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G87264 100
(CUSIP Number)

Joaquin Fernandez, Director ENERGY HOLDING CORPORATION c/o Tecnoglass Inc. Avenida Circunvalar a 100 mts de la Via 40 Barrio Las Flores Barranquilla, Colombia (57)(5) 3734000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87264 100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS

ENERGY HOLDING CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

24,628,108
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

24,628,108
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,628,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%
14	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G87264 100	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS

Joaquin Fernandez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

24,628,108
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

24,628,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,628,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%
14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS

Alberto Velilla Becerra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

24,628,108
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

24,628,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,628,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%
14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 5 of 6 Pages

This Amendment No. 4 amends the Schedule 13D initially filed jointly with the Securities and Exchange Commission (“SEC”) by ENERGY HOLDING CORPORATION (“EHC”), Joaquin Fernandez and Alberto Velilla Becerra (collectively, the “Reporting Persons”) on April 28, 2014 with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Tecnoglass Inc., a Cayman Islands exempted company (the “Issuer”), as previously amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC by the Reporting Persons on June 12, 2015, Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC by the Reporting Persons on January 13, 2017 and Amendment No. 3 thereto (“Amendment No. 3”) filed with the SEC by the Reporting Persons on May 26, 2023 (as previously amended, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 46,996,708 Ordinary Shares outstanding as of May 1, 2024 as reported by the Issuer in its Form 10-Q filed with the SEC on May 9, 2024.

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Issuer’s predecessor operating companies, Tecnoglass S.A. (“Tecnoglass”) and C.I. Energía Solar S.A. E.S. Windows (“ES”), were founded by José M. Daes, the Issuer’s Chief Executive Officer, and his brother Christian T. Daes, the Issuer’s Chief Operating Officer. José M. Daes, Christian T. Daes and members of their family indirectly own EHC, one of the Reporting Persons.

The Issuer was formed under the name “Andina Acquisition Corporation” as an exempted company in the Cayman Islands on September 21, 2011 in order to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. On August 17, 2013, the Issuer entered into an Agreement and Plan of Reorganization (as amended, the “Merger Agreement”), with Tecno Corporation, Tecnoglass, ES and Andina Merger Sub, Inc. After signing the Merger Agreement, Tecnoglass and ES underwent a reorganization, in which (a) the holders of Tecnoglass and ES securities became the sole shareholders of EHC, (b) EHC became the sole shareholder of Tecno Corporation and (c) Tecnoglass and ES became the indirect, wholly-owned subsidiaries of Tecno Corporation. On December 20, 2013, the Issuer consummated the transaction contemplated by the Merger Agreement, whereby (i) a wholly-owned subsidiary of the Issuer merged with and into Tecno Corporation, with Tecno Corporation surviving as the wholly-owned subsidiary of the Issuer, and (ii) EHC received ordinary shares of the Issuer.

Each of the Reporting Persons may from time to time acquire securities of the Issuer for investment purposes, or dispose of securities of the Issuer, in the open market or in private transactions, including without limitation, sales pursuant to the exercise of the registration rights provided by the Amended and Restated Registration Rights Agreement dated December 20, 2013.

The Reporting Persons are currently evaluating, and from time to time in the future may evaluate, various alternatives for their investment in the Ordinary Shares. These alternatives may include, without limitation, a merger, sale or other business combination involving the Issuer (including transactions in which the Reporting Persons participate as buyers or co-investors); forming partnerships or joint ventures related to the Issuer and its shares; a recapitalization or reorganization of the Issuer; a sale or transfer of a material amount of assets of the Issuer; and selling Ordinary Shares to a third party. In connection with the evaluation of any such transaction, the Reporting Persons may engage in discussions with the Issuer’s management, board of directors, advisors, and third parties.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.

CUSIP No. G87264 100	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 25, 2024
ENERGY HOLDING CORPORATION

/s/ Joaquin Fernandez
Joaquin Fernandez
Director

JOAQUIN FERNANDEZ

/s/ Joaquin Fernandez

ALBERTO VELILLA BECERRA

/s/ Alberto Velilla Becerra